SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C.  20549

                                  SCHEDULE 13D
                                 (RULE 13D-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
     TO RULE 13D-1(A) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13D-2(A)

                               MAYTAG CORPORATION
                                (NAME OF ISSUER)


                                  COMMON STOCK
                         (TITLE OF CLASS OF SECURITIES)

                                    578592107
                                 (CUSIP NUMBER)


                              JACQUELINE M. RAMSAY
                        BRANDES INVESTMENT PARTNERS, L.P.
                         11988 EL CAMINO REAL, SUITE 500
                               SAN DIEGO, CA 92130
                                  858-755-0239
           (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO
                       RECEIVE NOTICES AND COMMUNICATIONS)


                                  MAY 27, 2005
             (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)


IF THE FILING PERSON HAS PREVIOUSLY FILED A STATEMENT ON SCHEDULE 13G TO REPORT THE ACQUISITION WHICH IS THE SUBJECT OF THIS SCHEDULE 13D, AND IS FILING THIS SCHEDULE BECAUSE OF RULE 13D-1(E), 13D-1(F) OR 13D-1(G), CHECK THE FOLLOWING BOX / /.

NOTE: SCHEDULES FILED IN PAPER FORMAT SHALL INCLUDE A SIGNED ORIGINAL AND FIVE COPIES OF THE SCHEDULE, INCLUDING ALL EXHIBITS. SEE RULE 13D-7 FOR OTHER PARTIES TO WHOM COPIES ARE TO BE SENT.

* THE REMAINDER OF THIS COVER PAGE SHALL BE FILLED OUT FOR A REPORTING PERSON'S INITIAL FILING ON THIS FORM WITH RESPECT TO THE SUBJECT CLASS OF SECURITIES, AND FOR ANY SUBSEQUENT AMENDMENT CONTAINING INFORMATION WHICH WOULD ALTER DISCLOSURES PROVIDED IN A PRIOR COVER PAGE.

THE INFORMATION REQUIRED ON THE REMAINDER OF THIS COVER PAGE SHALL NOT BE DEEMED TO BE "FILED" FOR THE PURPOSE OF SECTION 18 OF THE SECURITIES EXCHANGE ACT OF 1934 ("ACT") OR OTHERWISE SUBJECT TO THE LIABILITIES OF THAT SECTION OF THE ACT BUT SHALL BE SUBJECT TO ALL OTHER PROVISIONS OF THE ACT (HOWEVER, SEE THE NOTES).

                                  SCHEDULE 13D

CUSIP  NO         578592107

--------------------------------------------------------------------------------
(1)  NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
     Brandes Investment Partners, L.P.
     33-0704072
--------------------------------------------------------------------------------
(2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                                        (A) / /
                                                                        (B) / /
--------------------------------------------------------------------------------
(3)  SEC USE ONLY

--------------------------------------------------------------------------------
(4)  SOURCE OF FUNDS (SEE INSTRUCTIONS)
     OO
--------------------------------------------------------------------------------
(5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
     TO ITEMS 2(D) OR 2(E)                                                  / /
--------------------------------------------------------------------------------
(6)  CITIZENSHIP OR PLACE OF ORGANIZATION
     Delaware
--------------------------------------------------------------------------------
                             (7)   SOLE VOTING POWER


       NUMBER OF SHARES     ----------------------------------------------------
         BENEFICIALLY        (8)   SHARED VOTING POWER
        OWNED BY EACH              7,037,775 Common Stocks
       REPORTING PERSON
             WITH           ----------------------------------------------------
                             (9)   SOLE DISPOSITIVE POWER

                            ----------------------------------------------------
                            (10)   SHARED DISPOSITIVE POWER
                                   8,395,996 Common Stocks
--------------------------------------------------------------------------------
(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     8,395,996 Common Stocks
--------------------------------------------------------------------------------
(12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
     (SEE INSTRUCTIONS)                                                     / /
--------------------------------------------------------------------------------
(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     10.5%
--------------------------------------------------------------------------------
(14) TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
     IA
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

CUSIP  NO         578592107

--------------------------------------------------------------------------------
(1)  NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
     Brandes Investment Partners, Inc.
     33-0090873
--------------------------------------------------------------------------------
(2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                                        (A) / /
                                                                        (B) / /
--------------------------------------------------------------------------------
(3)  SEC USE ONLY

--------------------------------------------------------------------------------
(4)  SOURCE OF FUNDS (SEE INSTRUCTIONS)
     OO
--------------------------------------------------------------------------------
(5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
     TO ITEMS 2(D) OR 2(E)                                                  / /
--------------------------------------------------------------------------------
(6)  CITIZENSHIP OR PLACE OF ORGANIZATION
     California
--------------------------------------------------------------------------------
                             (7)   SOLE VOTING POWER


       NUMBER OF SHARES     ----------------------------------------------------
         BENEFICIALLY        (8)   SHARED VOTING POWER
        OWNED BY EACH              7,037,775 Common Stocks
       REPORTING PERSON
             WITH           ----------------------------------------------------
                             (9)   SOLE DISPOSITIVE POWER

                            ----------------------------------------------------
                            (10)   SHARED DISPOSITIVE POWER
                                   8,395,996 Common Stocks
--------------------------------------------------------------------------------
(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     8,395,996 Common Stocks are deemed to be beneficially owned by Brandes Investment Partners, Inc., as a control person of the investment adviser. Brandes Investment Partners, Inc. disclaims any direct ownership of the shares reported in this Schedule 13D, except for an amount that is substantially less than one percent of the number of shares reported herein.
--------------------------------------------------------------------------------
(12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
     (SEE INSTRUCTIONS)                                                     / /
--------------------------------------------------------------------------------
(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     10.5%
--------------------------------------------------------------------------------
(14) TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
     CO, OO
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

CUSIP  NO         578592107

--------------------------------------------------------------------------------
(1)  NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
     Brandes Worldwide Holdings, L.P.
     33-0836630
--------------------------------------------------------------------------------
(2)  CHECK THE APPROPRIATE BOX IF A                                     (A) / /
     MEMBER OF A GROUP (SEE INSTRUCTIONS)                               (B) / /
--------------------------------------------------------------------------------
(3)  SEC USE ONLY

--------------------------------------------------------------------------------
(4)  SOURCE OF FUNDS (SEE INSTRUCTIONS)
     OO
--------------------------------------------------------------------------------
(5)  CHECK BOX IF DISCLOSURE OF LEGAL                                       / /
     PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
--------------------------------------------------------------------------------
(6)  CITIZENSHIP OR PLACE OF ORGANIZATION
     Delaware
--------------------------------------------------------------------------------
NUMBER OF SHARES       (7)  SOLE VOTING POWER
BENEFICIALLY
OWNED BY EACH
REPORTING PERSON       ---------------------------------------------------------
WITH                   (8)  SHARED VOTING POWER
                            7,037,775 Common Stocks
                       ---------------------------------------------------------
                       (9)  SOLE DISPOSITIVE POWER

                       ---------------------------------------------------------
                       (10) SHARED DISPOSITIVE POWER
                            8,395,996 Common Stocks
--------------------------------------------------------------------------------
(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     8,395,996 Common Stocks are deemed to be beneficially owned by Brandes Worldwide Holdings, LP as a control person of the investment adviser. Brandes Worldwide Holdings, LP disclaims any direct ownership of the shares reported in this Schedule 13D.
--------------------------------------------------------------------------------
(12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)                          / /
     EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
--------------------------------------------------------------------------------
(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     10.5%
--------------------------------------------------------------------------------
(14) TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
     PN, OO
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

CUSIP  NO         578592107

--------------------------------------------------------------------------------
(1)  NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
     Charles H. Brandes
--------------------------------------------------------------------------------
(2)  CHECK THE APPROPRIATE BOX IF A                                     (A) / /
     MEMBER OF A GROUP (SEE INSTRUCTIONS)                               (B) / /
--------------------------------------------------------------------------------
(3)  SEC USE ONLY

--------------------------------------------------------------------------------
(4)  SOURCE OF FUNDS (SEE INSTRUCTIONS)
     PF
--------------------------------------------------------------------------------
(5)  CHECK BOX IF DISCLOSURE OF LEGAL                                       / /
     PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
--------------------------------------------------------------------------------
(6)  CITIZENSHIP OR PLACE OF ORGANIZATION
     USA
--------------------------------------------------------------------------------
NUMBER OF SHARES       (7)  SOLE VOTING POWER
BENEFICIALLY
OWNED BY EACH
REPORTING PERSON       ---------------------------------------------------------
WITH                   (8)  SHARED VOTING POWER
                            7,037,775 Common Stocks
                       ---------------------------------------------------------
                       (9)  SOLE DISPOSITIVE POWER

                       ---------------------------------------------------------
                       (10) SHARED DISPOSITIVE POWER
                            8,395,996 Common Stocks
--------------------------------------------------------------------------------
(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     8,395,996 Common Stocks are deemed to be beneficially owned by Charles H. Brandes, a control person of the investment adviser. Mr. Brandes disclaims any direct ownership of the shares reported in this Schedule 13D, except for an amount that is substantially less than one percent of the number of shares reported herein.
--------------------------------------------------------------------------------
(12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)                          / /
     EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
--------------------------------------------------------------------------------
(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     10.5%
--------------------------------------------------------------------------------
(14) TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
     IN
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

CUSIP  NO         578592107

--------------------------------------------------------------------------------
(1)  NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
     Glenn R. Carlson
--------------------------------------------------------------------------------
(2)  CHECK THE APPROPRIATE BOX IF A                                     (A) / /
     MEMBER OF A GROUP (SEE INSTRUCTIONS)                               (B) / /
--------------------------------------------------------------------------------
(3)  SEC USE ONLY

--------------------------------------------------------------------------------
(4)  SOURCE OF FUNDS (SEE INSTRUCTIONS)
     PF
--------------------------------------------------------------------------------
(5)  CHECK BOX IF DISCLOSURE OF LEGAL                                       / /
     PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
--------------------------------------------------------------------------------
(6)  CITIZENSHIP OR PLACE OF ORGANIZATION
     USA
--------------------------------------------------------------------------------
NUMBER OF SHARES       (7)  SOLE VOTING POWER
BENEFICIALLY
OWNED BY EACH
REPORTING PERSON       ---------------------------------------------------------
WITH                   (8)  SHARED VOTING POWER
                            7,037,775 Common Stocks
                       ---------------------------------------------------------
                       (9)  SOLE DISPOSITIVE POWER

                       ---------------------------------------------------------
                       (10) SHARED DISPOSITIVE POWER
                            8,395,996 Common Stocks
--------------------------------------------------------------------------------
(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     8,395,996 Common Stocks are deemed to be beneficially owned by Glenn R. Carlson, a control person of the investment adviser. Mr. Carlson disclaims any direct ownership of the shares reported in this Schedule 13D, except for an amount that is substantially less than one percent of the number of shares reported herein.
--------------------------------------------------------------------------------
(12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)                          / /
     EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
--------------------------------------------------------------------------------
(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     10.5%
--------------------------------------------------------------------------------
(14) TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
     IN
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

CUSIP  NO         578592107

--------------------------------------------------------------------------------
(1)  NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
     Jeffrey A. Busby
--------------------------------------------------------------------------------
(2)  CHECK THE APPROPRIATE BOX IF A                                     (A) / /
     MEMBER OF A GROUP (SEE INSTRUCTIONS)                               (B) / /
--------------------------------------------------------------------------------
(3)  SEC USE ONLY

--------------------------------------------------------------------------------
(4)  SOURCE OF FUNDS (SEE INSTRUCTIONS)
     PF
--------------------------------------------------------------------------------
(5)  CHECK BOX IF DISCLOSURE OF LEGAL                                       / /
     PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
--------------------------------------------------------------------------------
(6)  CITIZENSHIP OR PLACE OF ORGANIZATION
     USA
--------------------------------------------------------------------------------
NUMBER OF SHARES       (7)  SOLE VOTING POWER
BENEFICIALLY
OWNED BY EACH
REPORTING PERSON       ---------------------------------------------------------
WITH                   (8)  SHARED VOTING POWER
                            7,037,775 Common Stocks
                       ---------------------------------------------------------
                       (9)  SOLE DISPOSITIVE POWER

                       ---------------------------------------------------------
                       (10) SHARED DISPOSITIVE POWER
                            8,395,996 Common Stocks
--------------------------------------------------------------------------------
(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     8,395,996 Common Stocks are deemed to be beneficially owned by Jeffrey A. Busby, a control person of the investment adviser. Mr. Busby disclaims any direct ownership of the shares reported in this Schedule 13D, except for an amount that is substantially less than one percent of the number of shares reported herein.
--------------------------------------------------------------------------------
(12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)                          / /
     EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
--------------------------------------------------------------------------------
(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     10.5%
--------------------------------------------------------------------------------
(14) TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
     IN
--------------------------------------------------------------------------------

ITEM 1.  SECURITY AND ISSUER.
The Common Stocks of Maytag Corporation

ITEM 2.  IDENTITY AND BACKGROUND.
2(a)
(i)      Brandes Investment Partners, L.P.
(ii)     Brandes Investment Partners, Inc.
(iii)    Brandes Worldwide Holdings, L.P.
(iv)     Charles H. Brandes
(v)      Glenn R. Carlson
(vi)     Jeffrey A. Busby

2(b)
(i)      11988 El Camino Real, Suite 500, San Diego, CA  92130
(ii)     11988 El Camino Real, Suite 500, San Diego, CA  92130
(iii)    11988 El Camino Real, Suite 500, San Diego, CA  92130
(iv)     11988 El Camino Real, Suite 500, San Diego, CA  92130
(v)      11988 El Camino Real, Suite 500, San Diego, CA  92130
(vi)     11988 El Camino Real, Suite 500, San Diego, CA  92130

2(c)
(i)      Investment Adviser
(ii)     Holding Company
(iii)    Holding Company
(iv)     Chairman of Brandes Investment Partners, L.P.
(v)      Chief Executive Officer of Brandes Investment Partners, L.P.
(vi)     Executive Director of Brandes Investment Partners, L.P.

2(d-e)
During the last five years the reporting persons identified in 2(a)(i)-(vi) have not been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or been a party to any civil proceeding and as a result thereof were not or are not subject to any judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

2(f)
(i)      Delaware
(ii)     California
(iii)    Delaware
(iv)     USA
(v)      USA
(vi)     USA

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.
Shares of the Issuer were previously acquired for and on behalf of clients of Brandes Investment Partners, L.P. in the normal course of its business, using assets of the clients.

ITEM 4.   PURPOSE OF TRANSACTION.
On May 27, 2005, the Issuer reported that it had entered into a merger agreement with an affiliate of Ripplewood Holdings LLC ("Ripplewood"), a private equity fund, pursuant to which the Issuer would be acquired through a merger. Completion of the proposed merger is subject to, among other things, approval of the Issuer's shareholders. If the proposed merger is effected, each share of Common Stock outstanding immediately prior to the merger will be converted into a right to receive $14.00 in cash. After completion of the merger, the investor group led by Ripplewood will be the majority owner of the Issuer.

      The Reporting Persons, whose clients collectively are the beneficial owners of approximately 10.5% of the outstanding shares of common stock of the Issuer, believe that the $14.00 per share consideration payable in the proposed merger values the Issuer inadequately relative to their estimate of the current fair value of the Issuer. As a result, the Reporting Persons currently intend to vote against the proposed merger and may consider asserting their appraisal rights under Delaware law

      The Reporting Persons may also explore possible avenues to optimize their clients' return on their investment in the Issuer and thus to maximize shareholder value. In furtherance of the foregoing, the Reporting Persons plan to continue to analyze the proposed merger and the business prospects of the Issuer, potentially including analysis of documentation from, disclosure by and discussion with knowledgeable industry observers and, potentially, with representatives of the Issuer and Ripplewood. The Reporting Persons may also engage in discussions with other shareholders of the Issuer and third parties to explore options to enhance shareholder value. Additionally, the Reporting Persons may seek to hold discussions with third parties or with management of the Issuer and/or with Ripplewood to suggest possible changes in the proposed merger to enhance shareholder value. The discussions described above may relate to one or more of the transactions specified in clauses (a) through (j) of Item 4 of Schedule 13D. However, presently the Reporting Persons do not intend to seek control of the Issuer or participate in the management of the Issuer.

      The Reporting Persons reserve the right to acquire additional securities of the Issuer, to dispose of such securities at any time or to formulate other purposes, plans or proposals regarding the Issuer or any of its securities, to the extent deemed advisable in light of their general investment and trading policies, market conditions or other factors.

      Except as set forth above, the Reporting Persons have no plan or proposal which relates to one or more of the transactions specified in clauses (a) through (j) of Item 4 of Schedule 13D (although they reserve the right to develop such plans or proposals).

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.
8,395,996 Common Stocks are deemed to be beneficially owned by Brandes Investment Partners L.P. and Brandes Investment Partners, Inc, and Brandes Worldwide Holdings, LP, Charles Brandes, Glenn Carlson, and Jeffrey Busby (collectively "control persons"), as control persons of the investment adviser, Brandes Investment Partners, L.P.. The control persons each disclaim any direct ownership of the shares reported in this Schedule 13D, except for an amount that is substantially less than one percent of the number of shares reported herein.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS, OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         None.

ITEM 7.  MATERIALS TO BE FILED AS EXHIBITS.

Exhibit A
Disclaimer of Beneficial Ownership

Exhibit B
Power of Attorney for Charles H. Brandes, Glenn R. Carlson, and Jeffrey A. Busby

                                    SIGNATURE

      AFTER REASONABLE INQUIRY AND TO THE BEST OF MY KNOWLEDGE AND BELIEF, I CERTIFY THAT THE INFORMATION SET FORTH IN THIS STATEMENT IS TRUE, COMPLETE AND CORRECT.

DATED: May 27, 2005

BRANDES INVESTMENT PARTNERS, L.P.

By:  /s/ Adelaide Pund
         Adelaide Pund as Attorney-In-Fact for
         Charles H. Brandes, President of
         Brandes Investment Partners, Inc., a Member



BRANDES INVESTMENT PARTNERS, INC.

By:  /s/ Adelaide Pund
         Adelaide Pund as Attorney-In-Fact for
         Charles H. Brandes, President



BRANDES WORLDWIDE HOLDINGS, L.P.

By:  /s/ Adelaide Pund
         Adelaide Pund as Attorney-In-Fact for
         Charles H. Brandes, President of
         Brandes Investment Partners, Inc., its General Partner

By:  /s/ Adelaide Pund
         Adelaide Pund as Attorney-In-Fact for
         Charles H. Brandes, Control Person

By:  /s/ Adelaide Pund
         Adelaide Pund as Attorney-In-Fact for
         Glenn R. Carlson, Control Person

By:  /s/ Adelaide Pund
         Adelaide Pund as Attorney-In-Fact for
         Jeffrey A. Busby, Control Person

EXHIBIT C

Disclaimer of Beneficial Ownership

Brandes Investment Partners, Inc., Brandes Worldwide Holdings, L.P., Charles H. Brandes, Glenn R. Carlson and Jeffrey A. Busby, disclaim beneficial interest as to the shares referenced above, except for an amount equal to substantially less than one percent of the shares reported on this Schedule 13D. None of these entities or individuals holds the above-referenced shares for its/his own account except on a de minimis basis.

EXHIBIT D

                              POWER OF ATTORNEY FOR
                         SCHEDULES 13D, 13G AND FORM 13F

I, Charles Brandes, as director and president of Brandes Investment Partners, Inc., which is a General Partner of Brandes Worldwide Holdings, L.P., and which is also the limited partner of Brandes Investment Partners, L.P., hereby appoint Ian N. Rose and Adelaide Pund as attorneys-in-fact and agents, in all capacities, to execute, on my behalf and on behalf of Brandes Investment Partners, Inc., Brandes Investment Partners, L.P., and Brandes Worldwide Holdings, L.P., to file with the appropriate issuers, exchanges and regulatory authorities, any and all Schedules 13D, 13G and Form 13F and documents relating thereto required to be filed under the Securities and Exchange Act of 1934, including exhibits, attachments and amendments thereto and request for confidential treatment of information contained therein in connection with my being a "control person" (as contemplated for purposes of Schedule 13D, 13G and Form 13F) of Brandes Investment Partners, L.P., its subsidiaries and affiliates. I hereby grant to said attorneys-in-fact full authority to do every act necessary to be done in order to effectuate the same as fully, to all intents and purposes, as I could if personally present, thereby ratifying all that said attorneys-in-fact and agents may lawfully do or cause to be done by virtue hereof.

I hereby execute this Power of Attorney as of this 27th day of May, 2005.


                                            /s/ Charles H. Brandes
                                            ----------------------
                                                Charles H. Brandes

EXHIBIT D

                   POWER OF ATTORNEY FOR SCHEDULES 13D AND 13G

I, Glenn R. Carlson, hereby appoint Ian N. Rose and Adelaide Pund as attorneys-in-fact and agents, in all capacities, to execute, on my behalf, and to file with the appropriate issuers, exchanges and regulatory authorities, any and all Schedules 13D and 13G and documents relating thereto required to be filed under the Securities and Exchange Act of 1934, including exhibits, attachments and amendments thereto and request for confidential treatment of information contained therein in connection with my being a "control person" (as contemplated for purposes of Schedule 13D and 13G) of Brandes Investment Partners, L.P., its subsidiaries and affiliates. I hereby grant to said attorneys-in-fact full authority to do every act necessary to be done in order to effectuate the same as fully, to all intents and purposes, as I could if personally present, thereby ratifying all that said attorneys-in-fact and agents may lawfully do or cause to be done by virtue hereof.

I hereby execute this Power of Attorney as of this 27th day of May, 2005.


                                            /s/ Glenn R. Carlson
                                            --------------------
                                                Glenn R. Carlson

EXHIBIT D

                   POWER OF ATTORNEY FOR SCHEDULES 13D AND 13G

I, Jeffrey A. Busby hereby appoint Ian N. Rose and Adelaide Pund as attorneys-in-fact and agents, in all capacities, to execute, on my behalf, and to file with the appropriate issuers, exchanges and regulatory authorities, any and all Schedules 13D and 13G and documents relating thereto required to be filed under the Securities and Exchange Act of 1934, including exhibits, attachments and amendments thereto and request for confidential treatment of information contained therein in connection with my being a "control person" (as contemplated for purposes of Schedule 13D and 13G) of Brandes Investment Partners, L.P., its subsidiaries and affiliates. I hereby grant to said attorneys-in-fact full authority to do every act necessary to be done in order to effectuate the same as fully, to all intents and purposes, as I could if personally present, thereby ratifying all that said attorneys-in-fact and agents may lawfully do or cause to be done by virtue hereof.

I hereby execute this Power of Attorney as of this 27th day of May, 2005.


                                            /s/ Jeffrey A. Busby
                                            --------------------
                                                Jeffrey A. Busby